

May 24, 2017

Mail Stop 4720

<u>Via E-Mail</u>
Mr. Kenneth V. Moreland
Chief Financial Officer
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202

>   **Re: T. Rowe Price Group, Inc.**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2016**
>   **Filed July 26, 2016**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2017**
>   **Filed April 25, 2017**
>   **File No. 000-32191**

Dear Mr. Moreland:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2016</u>

<u>Note 10 – Dell Appraisal Rights Matter, page 17</u>

1.   We note that you recognized a nonrecurring operating charge of $166.2 million to compensate certain clients as a result of a court ruling on May 11, 2016 related to the leveraged buyout of Dell, Inc. ("Dell litigation"). Please address the following:

- Tell us if litigation from these clients was known or became known (i.e., asserted) to management relating to the leveraged buyout of Dell, Inc. in which T Rowe Price Group, Inc. ("TROW") was or would have been named as a defendant. If applicable, explain why the litigation was not disclosed in your prior Form 10-Qs or 10-Ks (*e.g.*, within your notes to your financial statements pursuant to ASC 450).

- Explain to us when and why you made the determination to pay your clients related to the Dell litigation, considering that you did not appear to be a named defendant. In addition, tell us how you considered ASC 450 in your conclusion not to disclose in prior periods the circumstances surrounding the Dell litigation or the $166.2 million compensation subsequently paid to certain clients.

- In a related matter, we note that you signed a settlement agreement with your insurance carrier for insurance proceeds totaling $100 million on December 30, 2016 (the fourth quarter) and recorded the proceeds as an offset to the $166.2 million previously recognized in the second quarter. Explain why you did not disclose in your second or third quarter Form 10-Qs (2016) the existence of an insurance policy and the amounts of related claims you had with your insurance carrier(s).

Form 10-Q for the Quarterly Period Ended March 31, 2017

Part II – Other Information

Item 1. Legal Proceedings, page 32

2.   We note your disclosure regarding two specific litigation matters, in addition to various claims against you in the ordinary course of business. We also note your disclosure that the likelihood that an adverse determination in one or more pending claims "would have a material adverse effect on your financial position or results of operations" is remote. Please revise your future filings to discuss within your financial statements any pending litigation and conclusion(s) as to the likelihood of the future event(s) occurring (i.e. adverse outcome) and provide the required disclosures of ASC 450-20-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit at 202.551.5909 or me at 202.551.3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services